EXPENSE LIMITATION AGREEMENT

EXPENSE LIMITATION AGREEMENT, effective as of December 15, 2020, by and between Legal & General Investment Management America, Inc. (the "Adviser") and The Advisors' Inner Circle Fund III (the "Trust") (the "Agreement"), on behalf of the series of the Trust set forth in Schedule A attached hereto (the "Funds").

WHEREAS, the Trust is a Delaware statutory trust organized under an Agreement and Declaration of Trust, dated December 4, 2013 (the "Declaration of Trust"), and is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management company of the series type, and the Funds are each a series of the Trust;

WHEREAS, the Trust and the Adviser entered into an Investment Advisory Agreement effective as of December __, 2020 (the "Advisory Agreement"), pursuant to which the Adviser provides investment advisory services to the Funds for compensation based on the value of the average daily net assets of the Funds; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Funds and the Funds' shareholders to maintain the expenses of the Funds at a level at or below the level to which each Fund normally would be subject in order for each Fund's expense ratio to not exceed the Maximum Annual Operating Expense Limit (as hereinafter defined) specified for said Fund in Schedule A hereto.

NOW THEREFORE, the parties hereto agree as follows:

1.	Expense Limitation.

1.1.       Applicable Expense Limit. To the extent that the aggregate expenses incurred by a Fund in any fiscal year, including, but not limited to, investment advisory fees of the Adviser, interest, taxes, brokerage commissions and other costs and expenses relating to the securities that are purchased and sold by the Fund, fees and expenses incurred in connection with tax reclaim recovery services, other expenditures which are capitalized in accordance with generally accepted accounting principles, and other non-routine expenses not incurred in the ordinary course of said Fund's business (including litigation expenses)) and expenses for which payment has been made through the use of all or a portion of brokerage commissions (or markups or markdowns) generated by that Fund ("Fund Operating Expenses"), exceed the Maximum Annual Operating Expense Limit, as defined in Section 1.2 below, said excess amount (the "Excess Amount") shall be the liability of the Adviser.

1.2.       Maximum Annual Operating Expense Limit. The Maximum Annual Operating Expense Limit with respect to a Fund shall be the amount specified in Schedule A based on a percentage of the average daily net assets of the Fund. The Maximum Annual Operating Expense Limit for each Fund contemplates that certain expenses for the Fund may be paid through the use of all or a portion of brokerage commissions (or markups or markdowns) generated by the Fund.

1.3.       Method of Computation. To determine the Adviser's liability with respect to the Excess Amount, each month the Fund Operating Expenses for each Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month of the Fund exceed the Maximum Annual Operating Expense Limit of said Fund, then the Adviser first shall waive or reduce the Adviser's investment advisory fee for said month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Maximum Annual Operating Expense Limit. If the amount of the waived or reduced investment advisory fee for any said month is insufficient to pay the Excess Amount, or would cause a class of the Fund to pay a different share of the investment advisory fee, then the Adviser also shall remit to the Fund an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay said Excess Amount.

1.4.       Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year (or the termination of this Agreement if sooner), an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser to the Fund with respect to the previous fiscal year shall equal the Excess Amount for said fiscal year.

2.	Reimbursement of Fee Waivers and Expense Payments.

2.1.       Reimbursement. At any time in which the Advisory Agreement still is in effect, the Adviser shall be entitled to reimbursement by the Fund, in whole or in part as provided below, of the investment advisory fees waived or reduced and other payments remitted by the Adviser to said Fund pursuant to Section 1 hereof to the extent that the estimated aggregate Fund Operating Expenses of said Fund for the fiscal year are less than the Maximum Annual Operating Expense Limit (i) at the time of the fee waiver or expense payment and (ii) at the time of the reimbursement. The total amount of reimbursement to which the Adviser may be entitled ("Reimbursement Amount") shall equal, at any time, the sum of all investment advisory fees previously waived or reduced by the Adviser and all other payments remitted by the Adviser to the Fund, pursuant to Section 1 hereof, during the rolling three (3)-year period preceding the reimbursement, less any reimbursement previously paid by said Fund to the Adviser, pursuant to this Section 2, with respect to said waivers, reductions, and payments. For the avoidance of doubt, the Reimbursement Amount for any said waiver, reduction or other remittance by the Adviser shall be determined by reference to the Reimbursement Amount's own rolling three (3)-year period. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, for example, interest accruable on the Reimbursement Amount.

2.2.       Board Notification. The Fund shall provide to the Board of Trustees of the Trust (the "Board") a quarterly report of any reimbursements paid to the Adviser pursuant to this Agreement.

2.3.       Method of Computation. To determine the Fund's accrual, if any, to reimburse the Adviser for the Reimbursement Amount, each month the Fund Operating Expenses of the Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses of the Fund for any month are less than the Maximum Annual Operating Expense Limit of said Fund, then said Fund shall accrue into the Fund's net asset value an amount payable to the Adviser sufficient to increase the annualized Fund Operating Expenses of that Fund to an amount no greater than the Maximum Annual Operating Expense Limit of that Fund, provided that said amount paid to the Adviser in no event shall exceed the total Reimbursement Amount. For accounting purposes, amounts accrued pursuant to this Section 2 shall be a liability of the Fund for purposes of determining the Fund's net asset value.

2.4.       Payment and Year-End Adjustment. Amounts accrued pursuant to this Agreement shall be payable to the Adviser as of the last day of each month. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Fund Operating Expenses of the Fund for the prior fiscal year (including any reimbursement payments hereunder with respect to said fiscal year) do not exceed the Maximum Annual Operating Expense Limit for said fiscal year.

2.5.       Survival. Subject to Section 2.1 above, this Section 2 shall survive the termination of this Agreement.

3.	Term and Termination of Agreement.

This Agreement shall continue in effect with respect to the Funds until the date indicated on Schedule A ("Initial Term End Date") and thereafter shall continue in effect from year to year for successive one-year periods; provided, that this Agreement may be terminated, without payment of any penalty, with respect to the Fund:

i.	by the Board, on behalf of a Fund, for any reason, upon ninety (90) days' (or such shorter period as agreed to by the Adviser) prior written notice to the Adviser at the Adviser's principal place of business, said termination to be effective as of the close of business on the last day of the then-current one-year period; or at such earlier time as agreed to by the Adviser; or

ii.	by the Adviser, for any reason, upon ninety (90) days' (or such shorter period as agreed to by the Trust) prior written notice to the Trust at the Trust's principal place of business, said termination to be effective as of the close of business on the Initial Term End Date or as of the close of business on the last day of the then-current one-year period; or at such earlier time, provided that said termination is approved by majority vote of the Trustees, including a majority of those Trustees who are not "interested persons" (as this term is defined in the 1940 Act) of the Trust ("Independent Trustees") voting separately; and

iii.	automatically upon the termination of the Advisory Agreement.

4.	Miscellaneous.

4.1.       Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect the construction or effect of these provisions.

4.2.       Interpretation. Nothing herein contained shall be deemed to require the Trust or a Fund to take any action contrary to the Trust's Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which the Trust and/or the Fund is subject or by which the Trust and/or the Fund is bound, or to relieve or deprive the Board of the Board's responsibility for and control of the conduct of the affairs of the Trust or the Funds.

4.3.       Definitions. Any question of interpretation of any term or provision of this Agreement, including, but not limited to, the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to said Advisory Agreement or the 1940 Act.

4.4.       Enforceability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to said jurisdiction, be ineffective to the extent of said invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

4.5.       Governing Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the substantive laws of the State of Delaware, without giving effect to the conflicts of law principles thereof, and the parties consent to the jurisdiction of courts, both state and federal, in the State of Delaware, with respect to any dispute under this Agreement.

4.6.       Amendment. This Agreement may not be amended except pursuant to a writing signed by the parties hereto and in accordance with the 1940 Act, when applicable.

4.7.       Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

4.8.       Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute, or rule, or otherwise shall be rendered invalid, the remainder of this Agreement shall not be affected thereby.

4.9.       Entire Agreement. This Agreement, including any schedules hereto (each of which is incorporated herein and made a part hereof by these references), represents the entire agreement and understanding of the parties hereto, and shall supersede any prior agreements.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by the parties' respective officers thereunto duly authorized, as of the day and year first above written.

THE ADVISORS' INNER CIRCLE FUND III,
on behalf of the series of the Trust set forth in Schedule A

/s/ Michael Beattie

Name: Michael Beattie

Title: President

LEGAL & GENERAL INVESTMENT MANAGEMENT AMERICA, INC.

/s/ Emma Rodriguez-Ayala

Name: Emma Rodriguez-Ayala

Title: General Counsel & Chief Compliance Officer

SCHEDULE A

MAXIMUM ANNUAL OPERATING EXPENSE LIMITS

This Agreement relates to the following Funds of the Trust:

Name of Fund	Share Class	Maximum Annual Net Operating Expense Limit (excluding Acquired Fund Fees & Expenses)	Initial Term End Date
Retirement Income Fund	R6 Shares Institutional W Shares	0.10% 0.05% 0.00%	February 28, 2022
Global Developed Equity Index Fund	Institutional	0.09%	February 28, 2022
Cash Flow Matched Bond Fund	Institutional	0.20%	February 28, 2022
Long Duration US Credit Fund	Institutional W Shares	0.30% 0.30%	February 28, 2022
US Credit Fund	Institutional	0.30%	February 28, 2022

A-1